SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36204; File No. 812-15786

Privacore PCAAM Alternative Growth Fund, <u>et</u> <u>al</u>.

June 3, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain business development companies ("BDCs"), and closed-end management investment companies, to co-invest in portfolio companies with each other and with certain affiliated investment entities.

<u>Applicants</u>: Privacore PCAAM Alternative Growth Fund, Privacore PCAAM Alternative Income Fund, Partners Capital Investment Group, LLP, and certain of their affiliated entities as described in Schedule A to the Application.

<u>Filing Dates</u>: The application was filed on May 8, 2025, and amended on July 21, 2025, and March 25, 2026.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission

by 5:30 p.m., Eastern time, on June 29, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Sandhya Ganapathy, Privacore Capital Advisors, LLC, Sandhya.Ganapathy@privacorecap.com; Nelda Kacyem, Partners Capital Investment Group, LLP, Nelda.Kacyem@partners-cap.com; Joshua B. Deringer, Esq. and Gwendolyn A. Williamson, Faegre Drinker Biddle & Reath LLP, Joshua.deringer@faegredrinker.com and gwendolyn.williamson@faegredrinker.com.

FOR FURTHER INFORMATION CONTACT: Thomas Ahmadifar, Branch Chief, or Asaf Barouk, Senior Counsel at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended application, filed March 25, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also

call the SEC's Office of Investor Education and Assistance at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.